UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 11)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                          First Aviation Services, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    31865W108
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Erich W. Merrill, Jr.
                                 Miller Nash LLP
                              111 S.W. Fifth Avenue
                                   Suite 3400
                             Portland, Oregon 97204
                                 (503) 224-5858

                                   May 3, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                         (continued on following pages)


                              (Page 1 of 17 Pages)

--------------------------------------------------------------------------------
CUSIP No. 31865W108               13D/A                      Page 2 of 17 Pages

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
            13-3688497
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)   [X]
                                                            (b)   [ ]
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC    (See Item 3)
--------------------------------------------------------------------------------
      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                                  7.    SOLE VOTING POWER
        NUMBER OF                       -0- shares (See Item 5)
         SHARES             ----------------------------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       2,168,444 (See Item 5)
      EACH REPORTING        ----------------------------------------------------
         PERSON                   9.    SOLE DISPOSITIVE POWER
          WITH                         -0- shares (See Item 5)
                            ----------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER
                                        2,168,444 (See Item 5)
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,168,444 shares (See Item 5)
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES

--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            29.7% (See Item 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.  31865W108              13D/A                      Page 3 of 17 Pages

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.    NAME OF  REPORTING  PERSON:  Wynnefield  Small  Cap  Value  Offshore
            Fund, Ltd.
            I.R.S.  IDENTIFICATION  NO. OF ABOVE PERSON  (entities  only):
            (No I.R.S. Identification Number)
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC    (See Item 3)
--------------------------------------------------------------------------------
      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
--------------------------------------------------------------------------------
                                  7.    SOLE VOTING POWER
     NUMBER OF                          -0- shares (See Item 5)
      SHARES                ----------------------------------------------------
    BENEFICIALLY                  8.    SHARED VOTING POWER
      OWNED BY                          2,168,444 (See Item 5)
   EACH REPORTING           ----------------------------------------------------
      PERSON                      9.    SOLE DISPOSITIVE POWER
       WITH                             -0- shares (See Item 5)
                            ----------------------------------------------------
                                  10.   SHARED DISPOSITIVE POWER
                                        2,168,444  (See Item 5)
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,168,444 shares (See Item 5)
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES

--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            29.7% (See Item 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 31865W108               13D/A                      Page 4 of 17 Pages

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON:  Wynnefield Partners Small Cap Value,
            L.P. I
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
            13-3953291
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC    (See Item 3)
--------------------------------------------------------------------------------
      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                                  7.    SOLE VOTING POWER
     NUMBER OF                          -0- shares (See Item 5)
      SHARES                ----------------------------------------------------
    BENEFICIALLY                  8.    SHARED VOTING POWER
      OWNED BY                          2,168,444 (See Item 5)
   EACH REPORTING           ----------------------------------------------------
      PERSON                      9.    SOLE DISPOSITIVE POWER
       WITH                             -0- shares (See Item 5)
                            ----------------------------------------------------
                                  10.   SHARED DISPOSITIVE POWER
                                        2,168,444 (See Item 5)
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,168,444 shares (See Item 5)
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES

--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            29.7% (See Item 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 31865W108               13D/A                      Page 5 of 17 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.          NAME OF REPORTING PERSON:  Nelson Obus
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
--------------------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)   [X]
                                                            (b)   [ ]
--------------------------------------------------------------------------------
3.          SEC USE ONLY
--------------------------------------------------------------------------------
4.          SOURCE OF FUNDS
            PF    (See Item 3)
--------------------------------------------------------------------------------
5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
--------------------------------------------------------------------------------
                                  7.    SOLE VOTING POWER
     NUMBER OF                          0 shares (See Item 5)
      SHARES                ----------------------------------------------------
    BENEFICIALLY                  8.    SHARED VOTING POWER
      OWNED BY                          2,168,444 (See Item 5)
   EACH REPORTING           ----------------------------------------------------
      PERSON                      9.    SOLE DISPOSITIVE POWER
       WITH                             0 shares (See Item 5)
                            ----------------------------------------------------
                                  10.   SHARED DISPOSITIVE POWER
                                        2,168,444 (See Item 5)
--------------------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
            2,168,444 shares (See Item 5)
--------------------------------------------------------------------------------
12.         CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN
            SHARES

--------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            29.7% (See Item 5)
--------------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 31865W108               13D/A                      Page 6 of 17 Pages

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.          NAME OF REPORTING PERSON:  Joshua H. Landes
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
--------------------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)   [X]
                                                            (b)   [ ]
--------------------------------------------------------------------------------
3.          SEC USE ONLY
--------------------------------------------------------------------------------
4.          SOURCE OF FUNDS
            AF    (See Item 3)
--------------------------------------------------------------------------------
5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
--------------------------------------------------------------------------------
                                  7.    SOLE VOTING POWER
     NUMBER OF                          -0- shares (See Item 5)
      SHARES                ----------------------------------------------------
    BENEFICIALLY                  8.    SHARED VOTING POWER
      OWNED BY                          2,168,444 (See Item 5)
   EACH REPORTING           ----------------------------------------------------
      PERSON                      9.    SOLE DISPOSITIVE POWER
       WITH                             -0- shares (See Item 5)
                            ----------------------------------------------------
                                  10.   SHARED DISPOSITIVE POWER
                                        2,168,444 (See Item 5)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,168,444 shares (See Item 5)
--------------------------------------------------------------------------------
12.         CHECK  BOX  IF  THE  AGGREGATE AMOUNT  IN ROW (11) EXCLUDES  CERTAIN
            SHARES

--------------------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            29.7% (See Item 5)
--------------------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 31865W108               13D/A                      Page 7 of 17 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON Wynnefield Capital Management LLC
            I.R.S.   IDENTIFICATION   NO.  OF  ABOVE  PERSON   (entities  only):
            13-4018186
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            AF    (See Item 3)
--------------------------------------------------------------------------------
      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
--------------------------------------------------------------------------------
                                  7.    SOLE VOTING POWER
    NUMBER OF                           -0- shares (See Item 5)
     SHARES                 ----------------------------------------------------
   BENEFICIALLY                   8.    SHARED VOTING POWER
     OWNED BY                           2,168,444 (See Item 5)
  EACH REPORTING            ----------------------------------------------------
     PERSON                       9.    SOLE DISPOSITIVE POWER
      WITH                              -0- shares (See Item 5)
                            ----------------------------------------------------
                                  10.   SHARED DISPOSITIVE POWER
                                        2,168,444 (See Item 5)
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,168,444 shares (See Item 5)
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES

--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            29.7% (See Item 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            OO (Limited Liability Company)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 31865W108               13D/A                      Page 8 of 17 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON Wynnefield Capital, Inc.
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
            13-3688495
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            AF    (See Item 3)
--------------------------------------------------------------------------------
      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                                  7.    SOLE VOTING POWER
    NUMBER OF                           -0- shares (See Item 5)
     SHARES                 ----------------------------------------------------
   BENEFICIALLY                   8.    SHARED VOTING POWER
     OWNED BY                           2,168,444 (See Item 5)
  EACH REPORTING            ----------------------------------------------------
     PERSON                       9.    SOLE DISPOSITIVE POWER
      WITH                              -0- shares (See Item 5)
                            ----------------------------------------------------
                                  10.   SHARED DISPOSITIVE POWER
                                        2,168,444 (See Item 5)
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,168,444 shares (See Item 5)
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES

--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            29.7 % (See Item 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 31865W108               13D/A                      Page 9 of 17 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      1.    NAME OF REPORTING  PERSON  Wynnefield  Capital,  Inc. Profit Sharing
            Plan
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
            (No. I.R.S. Identification Number)
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC    (See Item 3)
--------------------------------------------------------------------------------
      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Not Applicable
--------------------------------------------------------------------------------
                                  7.    SOLE VOTING POWER
     NUMBER OF                          -0- shares (See Item 5)
      SHARES                ----------------------------------------------------
    BENEFICIALLY                  8.    SHARED VOTING POWER
      OWNED BY                          2,168,444 (See Item 5)
   EACH REPORTING           ----------------------------------------------------
      PERSON                      9.    SOLE DISPOSITIVE POWER
       WITH                             -0- shares (See Item 5)
                            ----------------------------------------------------
                                  10.   SHARED DISPOSITIVE POWER
                                        2,168,444 (See Item 5)
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,168,444 shares (See Item 5)
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES

--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            29.7 % (See Item 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            EP
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

      This Amendment No. 11 (this "Amendment") to Statement of Beneficial Ownership on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of First Aviation Services, Inc., a Delaware corporation with its principal executive offices located at 15 Riverside Avenue, Westport, Connecticut 06880-4214 (the "Issuer"). This Amendment is being filed to include a letter from the reporting persons to the Issuer's board of directors (the "Board") explaining why the reporting persons filed preliminary proxy materials for Issuer's 2004 annual meeting of shareholders (the "2004 Annual Meeting"). The preliminary proxy materials relate to solicitation of votes (a) for election of an outside director to the Board and (b) for a shareholder proposal to implement cumulative voting in future director elections.

Item 2.  Identity and Background.

      (a), (b), (c) and (f). This Amendment is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Nelson Obus ("Mr. Obus"), Joshua H. Landes ("Mr. Landes"), Wynnefield Capital Management, LLC ("WCM"), Wynnefield Capital, Inc. ("WCI"), and the Wynnefield Capital, Inc. Profit Sharing Plan (the "Plan", and collectively with the Partnership, Partnership-I, the Fund, Mr. Obus, Mr. Landes, WCM, and WCI, the "Wynnefield Group"). Each of the listed entities is separate and distinct with different beneficial owners (whether designated as limited partners or stockholders). Mr. Obus and Mr. Landes are individuals.

      WCM, a New York limited liability company, is the general partner of the Partnership and Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Mr. Obus and Mr. Landes are the managing members of WCM and the principal executive officers of WCI, the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America. The Plan is an employee profit-sharing plan of WCI. Mr. Obus and Mr. Landes share the power to vote and dispose of the Plan's investments in securities.

      The business address of Mr. Obus, Mr. Landes, and each of the entities in the Wynnefield Group is 450 Seventh Avenue, Suite 509, New York, New York 10123.

      (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

      The source and amount of funds expended by members of the Wynnefield Group to acquire the Common Stock held directly by them was previously reported in the original Schedule 13D and in subsequent amendments to the 13D.

                             (Page 10 of 17 Pages)

      Since  April  16,  2004,  the date of filing  of  Amendment  No. 10 to the
Schedule 13D (the "Schedule 13D, Amendment No. 10") with the Securities and Exchange Commission (the "Commission"), no member of the Wynnefield Group has purchased any shares of Common Stock.

Item 4.  Purposes of Transaction.

      On May 3, 2004, the Wynnefield Group sent a letter to the Issuer's Board in which the Wynnefield Group explained its reasons for filing preliminary proxy materials in connection with the 2004 Annual Meeting. The proxy materials relate to the Wynnefield Group's solicitation of votes (a) for election of its nominee, Nelson Obus, to the Board in opposition to management's candidates and (b) for a shareholder proposal to implement cumulative voting in future director elections. In its letter to the Board, the Wynnefield Group discusses its disappointment that the Issuer's nominating committee did not agree to voluntarily nominate Mr. Obus for election to the Board. The letter also highlights corporate governance issues that the Wynnefield Group believes are important for protection of minority shareholder rights in management-controlled companies. The letter is attached as Exhibit 99 to this Amendment and is incorporated into this response to Item 4 in its entirety.

      Each member of the Wynnefield Group originally acquired the shares of Common Stock it owns for its own account, and for investment purposes, with no intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect. However, the Wynnefield Group has from time to time recommended to the Issuer's management various strategies for increasing shareholder value, including pursuing sale of the company or a going-private transaction, and will continue to make such recommendations in the future. The Wynnefield Group previously nominated Mr. Obus for election to the Board at the Issuer's 2003 annual meeting of shareholders and solicited proxies on his behalf.

      The Wynnefield Group expects to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer's operations, and other factors. The Wynnefield Group reserves the right to change its plans and intentions at any time as it deems appropriate. In particular, the Wynnefield Group may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Exchange Act and applicable state securities or "blue sky" laws.

      Except as set forth above, no member of the Wynnefield Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interests in Securities of the Issuer.

      (a) - (c). As of May 3, 2004, the Wynnefield Group beneficially owned in the aggregate 2,168,444 shares of Common Stock, constituting approximately 29.7% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 7,290,836 shares

                             (Page 11 of 17 Pages)
outstanding on April 12, 2004, as set forth in the Issuer's annual report on Form 10-K for the fiscal year ended January 31, 2004). Each member of the Wynnefield Group may be deemed to beneficially own the 2,168,444 shares of Common Stock referenced in the preceding sentence because they together constitute a "group" as that term is used in Section 13(d)(3) of the Exchange Act and thereby may each be deemed to share voting and dispositive power with respect to the Common Stock owned directly by any member.

      Partnership owns 744,258 shares of Common Stock directly. Partnership-I owns 910,834 shares of Common Stock directly. WCM has an indirect beneficial ownership interest in shares of Common Stock owned by Partnership and Partnership-I through its status as the sole general partner of Partnership and Partnership-I. Messrs. Landes and Obus are co-managing members of WCM.

      The Fund owns 405,852 shares of Common Stock directly. WCI has an indirect beneficial ownership interest in the shares of Common Stock owned by the Fund through its status as investment manager of the Fund. Messrs. Landes and Obus are the principal executive officers of WCI.

      The Plan owns 7,500 shares of Common Stock directly. Mr. Obus and Mr. Landes share the power to vote and dispose of those shares.

      Mr. Obus owns 100,000 shares of Common Stock directly.

      The filing of this Amendment and any future amendment by the Wynnefield Group, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

      To the best knowledge of the Wynnefield Group, except as described in this Amendment, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield Group, or any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock and there have been no transactions in shares of Common Stock effected since the filing of the Schedule 13D, Amendment No. 10, by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Group; and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred since the filing of the Schedule 13D, Amendment No. 10.

      (d) No person, other than each member of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

      (e) Not applicable.

                             (Page 12 of 17 Pages)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Each of the members of the Wynnefield Group is a party to a Joint Filing Agreement, dated as of April 15, 2004, pursuant to which the parties agreed to jointly file any and all amendments and supplements to Schedule 13D with the Commission.

      Except for the agreement described in the preceding paragraph and the determination by members of the Wynnefield Group to seek the election of Mr. Obus as a director of the Issuer and to support the shareholder proposal for cumulative voting, as described in Item 4 above, to the best knowledge of the Wynnefield Group, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Wynnefield Group and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

      Exhibit 99 Letter from the Wynnefield Group to the Issuer's Board, dated as of May 3, 2004.











                             (Page 13 of 17 Pages)

                                   SIGNATURES

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated:  May 3, 2004


WYNNEFIELD CAPITAL, INC.                 WYNNEFIELD PARTNERS SMALL CAP
PROFIT SHARING PLAN                      VALUE, L.P.

By:  /s/ Nelson Obus                     By:  /s/ Nelson Obus
     ---------------------------------        --------------------------------
     Nelson Obus, Authorized Signatory        Nelson Obus, Co-Managing Partner

WYNNEFIELD CAPITAL                       WYNNEFIELD PARTNERS SMALL CAP
MANAGEMENT, LLC                          VALUE, L.P. I

By:  /s/ Nelson Obus                     By:  Wynnefield Capital Management, LLC
     ---------------------------------        General Partner
     Nelson Obus, Co-Managing Member

                                         By:  /s/ Nelson Obus
                                              ----------------------------------
                                              Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC                  WYNNEFIELD SMALL CAP VALUE OFFSHORE
                                         FUND, LTD.

By:  /s/ Nelson Obus                     By:  Wynnefield Capital, Inc.
     ---------------------------------
                                         By:  /s/ Nelson Obus
                                              ----------------------------------
                                              Nelson Obus, President

/s/ Joshua H. Landes
--------------------------------------
Joshua H. Landes, Individually

/s/ Nelson Obus
--------------------------------------
Nelson Obus, Individually


                             (Page 14 of 17 Pages)